Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB:ETGMF

Entourage enters into Saskatchewan Uranium Agreement

April 8, 2005

Entourage Mining Ltd. (the “Company”) wishes to report that the Company has entered into an option agreement with United Carina Resources Corp. (“United Carina”, TSXV:UCA) whereby Entourage can earn a twenty percent (20%) interest in certain claim blocks consisting of 14,529 hectares (35,800 acres) of prospective uranium properties located in the Hatchet Lake area of the eastern Athabaska Basin in north-central Saskatchewan.

The properties are contiguous and have been subject to previous exploration for uranium; one surface showing yielded assays ranging from 0.3 per cent U3O8 to 1.4 per cent U3O8. An additional claim block in the area, that has been staked but not yet registered, will become part of the agreement upon registration. The properties are located 30 kilometers north and northeast of four known uranium deposits (Rabbit Lake, McLean Lake, Collins Bay and Eagle Point). United Carina will be the operator of the project and Dave Billard, of Saskatoon, Sask., will be the qualified person for the project.

To exercise its option and acquire the 20% interest, the Company will make a cash payment of $40,000 to United Carina and participate in the exploration program by making expenditure contributions of $100,000 per year for two years for a total of CDN $200,000 over two years.

The Athabaska Basin of northern Saskatchewan contains the most significant high grade, low cost uranium deposits in the world. The deposits defined to date collectively contain, or have produced, almost 1.5 billion pounds U3O8.

Entourage Mining Ltd. is a metal exploration Company with prospective mineral properties in Nevada, Yukon Territory and Quebec.

For further information call Craig Doctor at 1-866-301-4077.

Gregory F. Kennedy President

Forward Looking Statement

Except for historical information contained herein, the statements in this Press Release may be forward looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Telephone: 604-669-4367	Cell: 250-216-2299	Facsimile: 604-669-4368
Email: info@entouragemining.com